October 27, 2006



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

PROCESSED
NOV 07 2006
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
NOV - 1 2006
WASH. D.C.
160
SECTION

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The announcements done by DBS Bank Ltd. regarding pre-conditional voluntary offer for the Company by Great Wall Acquisition Corporation, dated October 21, 2006, published (in English language) on the SGX public website;

(2) The Company's announcement regarding request for trading halt, dated October 20, 2006, published (in English language) on the SGX public website;

(3) The Company's announcement regarding financial information under IFRS for 2006 first half year reconciled to accounts prepared under US GAAP, dated October 20, 2006; published (in English language) on the SGX public website;

Dlw 11/6

(4) The Company's announcement regarding request for lifting of trading halt, dated October 20, 2006, published (in English language) on the SGX public website;

(5) The Company's announcements regarding notice of a change in the percentage level of a substantial shareholder's interest or cessation of interest, dated October 17, 2006 & October 16, 2006, published (in English language) on the SGX public website; and

(6) The announcements done by DBS Bank Ltd. regarding pre-conditional voluntary offer for the Company by Great Wall Acquisition Corporation, dated September 12, 2006, August 15, 2006, July 20, 2006 & July 13, 2006, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/14

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DBS BANK LTD
Company Registration No.	196800306E
Announcement submitted on behalf of	GREAT WALL ACQUISITION CORPORATION
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Koh Eng Teh
Designation *	Vice President
Date & Time of Broadcast	21-Oct-2006 14:41:35
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Pre-Conditional Voluntary Offer for ChinaCast Communication Holdings Limited by Great Wall Acquisition Corporation
Description	Referring to the Form S-4 that Great Wall Acquisition Corporation ("GWAC") filed with the United States Securities and Exchange Commission ("SEC") on 15 May 2006 in connection with the Pre-Conditional Offer for ChinaCast Communication Holdings Limited, GWAC has filed Amendment No. 4 to Form S-4 on 20 October 2006 following further comments from SEC. A copy of the said Amendment can be found at www.sec.gov.
Attachments:	Total size = **0** (2048K size limit recommended)

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SEC MAIL PROCESSING
RECEIVED
NOV - 1 2006
WASH, D.C.
160
SECTION

Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	20-Oct-2006 08:42:26
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Date of Trading Halt *	20-10-2006
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending announcement to be made.



SEC MAIL PROCESSING
RECEIVED
NOV - 1 2006
WASH, D.C.
160
SECTION

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	20-Oct-2006 12:42:11
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | CHINACAST ANNOUNCED FINANCIAL INFORMATION UNDER IFRS FOR 2006 FIRST HALF YEAR RECONCILED TO ACCOUNTS PREPARED UNDER US GAAP

Description | Please refer to the attached.

Attachments:




Chinacast_20061HUSGAAPresults_reconciliationannouncement.pdf

Total size = **36K**
(2048K size limit recommended)

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Request for Lifting of Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	20-Oct-2006 12:45:04
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Date of Lifting of Trading Halt *	20-10-2006
Time of Lifting of Trading Halt *	1400 hours



SEC MAIL
PROCESSING
RECEIVED
NOV - 1 2006
WASH, D.C.
160
SECTION

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information	
Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	17-Oct-2006 17:19:29
Announcement No.	00049


RECEIVED
NOV - 1 2006
160

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	16-10-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	16-10-2006
2.	The change in the percentage level	From 6.02 % To 6.24 %
3.	Circumstance(s) giving rise to the interest	Open Market Purchase

or change in interest	
# Please specify details	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	26,618,000	0
As a percentage of issued share capital	6.02 %	0 %
No. of shares held after the change	27,569,000	0
As a percentage of issued share capital	6.24 %	0 %

Footnotes

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	16-Oct-2006 17:24:54
Announcement No.	00065



RECEIVED
NOV - 1 2006
160

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	13-10-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	13-10-2006
2.	The change in the percentage level	From 5.93 % To 6.02 %
3.	Circumstance(s) giving rise to the interest	Open Market Purchase

or change in interest	
# Please specify details	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

The change in the percentange level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	26,213,000	0
As a percentage of issued share capital	5.93 %	0 %
No. of shares held after the change	26,618,000	0
As a percentage of issued share capital	6.02 %	0 %

Footnotes

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	DBS BANK LTD
Company Registration No.	196800306E
Announcement submitted on behalf of	GREAT WALL ACQUISITION CORPORATION
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Lin Yong Sin
Designation *	Assistant Vice President
Date & Time of Broadcast	12-Sep-2006 10:24:58
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Pre-Conditional Voluntary Offer for ChinaCast Communication Holdings Limited by Great Wall Acquisition Corporation
Description	Referring to the Form S-4 that Great Wall Acquisition Corporation ("GWAC") filed with the United States Securities and Exchange Commission ("SEC") on 15 May 2006 in connection with the Pre-Conditional Offer for ChinaCast Communication Holdings Limited, GWAC has filed another amended Form S-4 on 11 September 2006 following further comments from SEC. A copy of the said Form S-4 can be found at www.sec.gov.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	DBS BANK LTD
Company Registration No.	196800306E
Announcement submitted on behalf of	GREAT WALL ACQUISITION CORPORATION
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Lin Yong Sin
Designation *	Assistant Vice President
Date & Time of Broadcast	15-Aug-2006 07:21:04
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Pre-Conditional Voluntary Offer for ChinaCast Communication Holdings Limited by Great Wall Acquisition Corporation
Description	Referring to the Form S-4 that Great Wall Acquisition Corporation ("GWAC") filed with the United States Securities and Exchange Commission ("SEC") on 15 May 2006 in connection with the Pre-Conditional Offer for ChinaCast Communication Holdings Limited, GWAC has filed an amended Form S-4 on 14 August 2006 following SEC's comments. A copy of the said Form S-4 can be found at www.sec.gov.
Attachments:	Total size = **0** (2048K size limit recommended)



SEC MAIL PROCESSING
RECEIVED
NOV - 1 2006
WASH. D.C.
160
SECTION

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DBS BANK LTD
Company Registration No.	196800306E
Announcement submitted on behalf of	DBS BANK LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Koh Eng Teh
Designation *	Vice President
Date & Time of Broadcast	20-Jul-2006 09:31:13
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Pre-Conditional Voluntary Offer for ChinaCast Communication Holdings Limited by Great Wall Acquisition Corporation
Description	Great Wall Acquisition Corporation has filed Form 8-K – Current Report in respect of the Pre-Conditional Offer for ChinaCast Communication Holdings Limited with the United States Securities and Exchange Commission on 19 July 2006. A copy of the said Form 8-K can be found at www.sec.gov.
Attachments:	Total size = **0** (2048K size limit recommended)



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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DBS BANK LTD
Company Registration No.	196800306E
Announcement submitted on behalf of	DBS BANK LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Koh Eng Teh
Designation *	Vice President
Date & Time of Broadcast	13-Jul-2006 19:21:31
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Pre-Conditional Voluntary Offer for Chinacast Communication Holdings Limited by Great Wall Acquisition Corporation
Description	
Attachments:	 Undertakings13jul06.pdf Total size = **100K** (2048K size limit recommended)

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